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                                                                      EXHIBIT 29

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                    INTEROIL UPDATES MOOSE RESOURCE ESTIMATE
                     TO 118 MILLION BBLS IN PAPUA NEW GUINEA

         SEPTEMBER 24, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea reported today additional details concerning the Moose structure resource estimate.

         InterOil has updated its resource estimate for the limestone secondary target based on internal and third party analysis of drilling data, oil shows, core, and log data from the Moose ST-1 well. The contingent resource best estimate is 118 million stock tank barrels of oil (mmstbo) with a range from 50 to 290 mmstbo for the limestone secondary target. The 118 mmstbo estimate compares to a 193 mmstbo pre-drill estimate with the difference primarily being lower average porosity in the core samples. There is no change to the pre-drill estimate for the Cretaceous Sandstones as this primary target has not yet been penetrated in the Moose ST-1 well.

         The key parameters will be confirmed through additional drilling and may increase or decrease the volume estimates. The volume estimate is classified as a Contingent Resource Estimate as the evaluation of the accumulation is still at an early stage (ref: Society Petroleum Engineers (SPE)). This estimate is not a Reserve Estimate as additional data is still required to satisfy SPE reserve criteria. Extended flow testing and at least one to two additional wells is required to determine whether or not an oil field is commercial.

         Andy Carroll, General Manager, said "We are delighted to have such a good result on our first well. The work completed to date has allowed us to progress the resource estimate from Prospective (undiscovered) to Contingent, and we are working on obtaining the additional data required to demonstrate the commercial value of this resource. Results so far suggest the resource at Moose is significant and the geological model is robust, providing several follow up prospects".

         RobSearch Australia Pty Limited, a third party natural resources consultant, has reviewed InterOil's analysis and has responded with the following: "We have reviewed the well results and other technical data with the company's technical personnel and have satisfied ourselves that these estimates have been prepared in a competent and professional manner. We also consider these estimates to be reasonable and consistent." Baker Hughes Inteq recorded the drilling data and logged the core. CSIRO,

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an agency of the Australian Government, reported matrix porosity over 12% and confirmed that InterOil's core porosity estimates are "conservative and reasonable".

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business. The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only

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proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. InterOil uses certain terms in this press release, such as resource estimate, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.